Exhibit 99.1

ASX, Nasdaq and Media Release

December 6, 2022

Opthea to Present at the FLORetina 2022 Congress

Melbourne, Australia; 6 December, 2022 – Opthea Limited (ASX:OPT; NASDAQ:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announce a podium talk will be presented at the annual FLORetina congress, taking place in Rome, Italy from December 8-11, 2022.

Dr. Caroline Baumal, MD from the Tufts University School of Medicine, New England Eye Center, Boston, Massachusetts will present on OPT-302 combination therapy in wet AMD. The talk will include the design of the ongoing Phase 3 program which will assess the primary endpoint of superiority in mean Best Corrected Visual Acuity at 12 months versus ranibizumab (ShORe study) or aflibercept (COAST study) anti-VEGF-A monotherapy.

The details for the podium presentation are as follows:

Presentation Title: New approach in wet-AMD treatment: Efficacy and safety of dual inhibition of VEGF-C/-D and VEGF-A with OPT-302 combination therapy

Session: Wet AMD; New Horizons

Presenter: Caroline Baumal, MD

Date and Time: 10 December 2022 from 1:09 – 1:30 pm

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Timothy E Morris CFO

Opthea Limited

Tel: +1 650-400-6874

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com